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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

December 4, 2007



07082485

David S. Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Re: No-Action Request of ADP TotalSource, Inc.

P.E. 11-28-07

Dear Mr. Huntington:

In your letter dated November 28, 2007, on behalf of ADP TotalSource, Inc. ("TotalSource"), you request assurances that the Division of Trading and Markets ("Division")[1] will not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") if TotalSource engages in the proposed activities described in your letter without registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act.

Based on the facts and representations set forth in your letter, and without necessarily concurring in your analysis, the staff of the Division will not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if TotalSource engages in the activities described above without registering as a broker-dealer under Section 15(b) of the Exchange Act.[2]

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1 As of November 14, 2007, the Division of Market Regulation is known as the Division of Trading and Markets.

2 TotalSource's situation differs from the one where a registered representative proposes to establish a corporation or other entity that, among other things, is to receive the representative's commission from the registered broker-dealer. Such an entity would be considered an "Employee Owned Corporation." The staff of the Division has repeatedly declined to give no-action assurances under Section 15(a) in situations involving Employee Owned Corporations. *See, e.g.*, letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Christopher J. Juall and Marc S. Wolff, Wolff Juall Investments, LLC (May 17, 2005) (declining to grant no-action relief to the practice of routing commissions or other transaction-related compensation from a broker-dealer directly or indirectly to an unregistered entity for the benefit of the broker-dealer's registered representatives); letter from Barbara A. Stettner, Special Counsel, Office of Chief Counsel, Division of Market Regulation, Securities and Exchange Commission, to Matthew D. Wayne, Vanasco, Wayne & Genelly, on behalf of a specialist member firm on the Chicago Stock Exchange (Feb. 17, 1999) (noting that, absent an exemption, an entity that is to receive commissions or other transaction-related compensation in connection with securities-based activities generally must register as a broker-dealer); letter from David Shillman, Special Counsel, Office of Chief Counsel, Division of Market Regulation, Securities and Exchange Commission, to Richard T. Angelillo, First Financial of Citrus County, Inc. (Sept. 22, 1998) (noting that there is no exemption from registration for corporate entities formed by registered representatives of broker-dealers that receive securities commissions); letter from Terry R. Young, Attorney, Office of Chief Counsel, Division of Market Regulation, Securities and Exchange Commission, to Michael E. Dunn, Dunn & Swan, on behalf of Century Investment Group Incorporated (Jan. 29, 1996).

In particular, we note that TotalSource will have no discretion concerning the amount or frequency of the salary, wage, commission or bonus payments to employees of the broker-dealer who have been placed on TotalSource's payroll,[3] and that TotalSource's broker-dealer clients will have sole and exclusive direction and control over the day-to-day professional activities of all of their employees. The response of the Division represents a staff position regarding enforcement action only, and does not purport to express any legal conclusions with respect to the applicability of the statutory or regulatory provisions of the federal securities laws or any self-regulatory organization rules. Moreover, this response is based upon the representations you have made, and any different facts or conditions might require a different response.

Finally, we note that we have expressed our views numerous times on unregistered firms that seek to provide professional employer services to broker-dealers.[4] Having stated our views, we will no longer respond to letters in this area unless they present novel or unusual issues.[5]

Sincerely,



Brian A. Bussey
Assistant Chief Counsel
Office of Chief Counsel

[3] The staff recognizes that TotalSource would require that all compensation be paid in a timely manner as required by law.

[4] *See* letter from Catherine McGuire, Chief Counsel, Division of Trading and Markets, to Tanya Perez, President, eEmployers Solutions, Inc. (Dec. 3, 2007); letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Gregory L. Hammond, Vice President and General Counsel, TriNet Group, Inc. (Feb. 17, 2006); letter from Tara C. Prigge, Special Counsel, Division of Market Regulation, to David S. Mitchell, Esq., Cadwalader, Wickersham & Taft (Apr. 25, 2005); letter from Daniel P. Fisher, Special Counsel, Division of Market Regulation, to David S. Mitchell, Esq., Cadwalader, Wickersham & Taft (Aug. 14, 2002); letter from Brice D. Prince, Attorney-Advisor, Division of Market Regulation, to Peter D. Deutsch, Executive Vice President and General Counsel, EPIX Holdings Corporation (Mar. 12, 2001); letter from Barbara A. Stettner, Special Counsel, Division of Market Regulation, to Samuel J. Castree, Jr., Vice President and General Counsel, Staff Management, Inc. (April 27, 2000); letters from David S. Shillman, Special Counsel, Division of Market Regulation, to Michael R. Miller, Esq., Kunkel Miller & Hament (re: T.T.C. Illinois, Inc., EMPOWER, Inc., and Cura Group, Inc.) (Feb. 1, 1999).

[5] Unlike other unregistered firms that have received similar relief, the staff notes that TotalSource is an associated person of a broker-dealer by virtue of its corporate affiliation with ADP Broker-Dealer, Inc. ("ADP Broker-Dealer"), a registered broker-dealer; however, TotalSource does not provide professional employer services or any other services to ADP Broker-Dealer. In addition, neither ADP Broker-Dealer nor its personnel are involved in the professional employment services offered by TotalSource. Unregistered firms that are associated with a broker-dealer, but that do not satisfy these representations, would present novel or unusual issues. *See, e.g.*, letter from Joshua Kans, Special Counsel, Division of Market Regulation, to Randy K. Nestel, General Counsel, Investacorp Group, Inc. and Investacorp, Inc. (Sept. 26, 2003).

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

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Securities Exchange Act Section 15(a)

November 28, 2007

Catherine McGuire, Esq.
Associate Director and Chief Counsel
Division of Trading and Markets
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-8549

Re: ADP TotalSource, Inc.
(Provision of Professional Employer Services to Securities Brokers-Dealers)

Dear Ms. McGuire:

On behalf of ADP TotalSource, Inc. ("TotalSource"), the professional employer organization ("PEO") unit of Automatic Data Processing, Inc., we respectfully request that the Division of Market Regulation confirm that it will not recommend to the Securities and Exchange Commission (the "Commission") that the Commission take any enforcement action under Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in circumstances where TotalSource offers certain professional employer services as described below to securities broker-dealer firms that are registered with the Commission pursuant to the Exchange Act.

We believe that the Exchange Act and relevant staff no-action letters permit TotalSource to provide professional employer services (also known as "PEO" services or employee leasing services) to brokers-dealers without registering as a broker-dealer under Section 15 of the Exchange Act. Such precedents include TriNet Group, Inc., SEC No-Action Letter, 2006 SEC No-Act. LEXIS 274 (Feb. 17, 2006), R&H Management, L.L.C., SEC No-Action Letter, 2005 SEC No-Act LEXIS 545 (April 25, 2005), Headway Corporate Staff Administration, SEC No-Action Letter, 2002 SEC No-Act. LEXIS 692 (Aug. 30, 2002), EPIX Holdings Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 466 (April 2, 2001), and Staff Management, Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 608 (April 27, 2000).

As was the case in the correspondence to your office from counsel for TriNet Group, Inc., R&H Management, L.L.C., Headway Corporate Staff Administration, EPIX Holdings Corporation, and Staff Management, Inc., TotalSource does not furnish temporary staffing services or facilities management. TotalSource also does not have a core of employees that it sends to various companies, as do firms that provide temporary help or contract staffing. We believe that, by virtue of its activities as a provider of PEO services, TotalSource is not a broker-dealer. TotalSource is an associated person of a broker-dealer by virtue of its corporate affiliation with ADP Broker-Dealer, Inc. ("ADP Broker-Dealer"), a registered broker-dealer; however, TotalSource does not provide PEO services or any other services to ADP Broker-Dealer. Furthermore, neither ADP Broker-Dealer nor its personnel are involved in the professional employment services offered by TotalSource. Although TotalSource may offer 401(k) plans as part of its professional employment services, ADP Broker-Dealer does not provide brokerage or other services in respect of any such 401(k) plans.

Factual Background

TotalSource offers certain administrative employer services to the existing worksite employees of its clients. TotalSource places its clients' employees onto TotalSource's payroll, providing them with TotalSource's benefits and furnishing the clients and the employees with human resource functions. These functions include human resources consulting services pertaining to advice regarding compliance with applicable employment laws, the provision of benefit services (e.g., health, dental, life, and accidental death, and disability insurance policies), the provision of workers' compensation benefits (including risk management services), the provision of unemployment compensation benefits, and the provision of payroll processing services. The insurance products to be provided by TotalSource are traditional insurance products and would not be "securities" as defined under the federal securities laws.

TotalSource does not manage the business of its clients. The employees placed on TotalSource's payroll are at all times subject to the client's supervision. TotalSource does not control the worksite at which, or from which, a client's employees perform their services. The client retains the right and the obligation to direct its worksite employees as is necessary for the operation of such client's business, including the discharge of any fiduciary duty or compliance with any applicable registration, licensing, regulatory, or statutory requirements. Accordingly, the client remains subject to oversight and discipline by the Commission, other relevant governmental regulatory authorities and applicable self-regulatory organizations ("SROs") for any inappropriate actions engaged in by the client or the client's employees at its worksite. In sum, while the employees placed on TotalSource's payroll are employees of TotalSource for purposes of applicable employment laws, they are employees of the clients for purposes of the securities laws, rules, and regulations in all respects.

The arrangements between TotalSource and any broker-dealer clients will provide, among other things, the following:

- Broker-dealer clients will be obligated to comply with all applicable federal, state, and local regulations and registration and licensing requirements;

- Broker-dealer clients will have sole and exclusive direction and control over the day-to-day professional activities of all their employees;

- Broker-dealer clients will be responsible for recruitment, proper registration, licensing, training, and supervision of all of their employees with respect to broker-dealer obligations under all applicable securities laws, rules, and regulations;

- Broker-dealer clients will retain the right to discipline and terminate all of their employees;

- All books and records in the possession of TotalSource relating to the services provided to a broker-dealer client will be made available for inspection by the Commission, any SRO, or any other regulatory authority with jurisdiction over the broker-dealer's business and the broker-dealer/client relationship;

- All employees of a broker-dealer client who are, or are required to be, registered or licensed by the Commission, any SRO, or any other regulatory authority with jurisdiction over the broker-dealer's business will be deemed to be employees of the broker-dealer client for such registration, licensing, or regulatory purposes;

- Broker-dealer clients will not assert that the existence of a professional employer services arrangement with TotalSource in any way affects the ability of the Commission, any SRO, or any other relevant regulatory authority to regulate or discipline any broker-dealer client or employee of such broker-dealer client; and

- TotalSource will not engage in any securities-related activities that would require registration as a broker-dealer, such as brokerage services.

Control of the day-to-day operations and professional activities of the broker-dealer will remain with the broker-dealer. In this regard, the broker-dealer will continue to maintain and handle all books and records that the Commission, any applicable SRO, or any other relevant regulatory authority may require of a broker-dealer, and will continue to make such books and records available for inspection by the Commission, any other relevant regulatory authority, and any SRO of which the broker-dealer is a member.

Similarly, the broker-dealer will continue to maintain and handle all funds and securities of the broker-dealer's customers. TotalSource will receive payment from the broker-dealer for gross payroll, including salaries, wages, and commissions, and then pay broker-dealer personnel. TotalSource will either charge an administrative fee (inclusive of its profit margin) based on gross payroll or impose a flat, pre-determined administrative fee based on the number of employees serviced by TotalSource. TotalSource's administrative fee will not be based upon brokerage commissions earned by either the employees of the broker-dealer or the broker-dealer itself.[1]

TotalSource will have no discretion concerning the amount or frequency of the salary, wage, commission, or bonus payments to employees of the broker-dealer who have been placed on TotalSource's payroll, except that TotalSource shall require that all compensation is paid in a timely manner as required by law. The broker-dealer will be responsible for informing TotalSource of the payments that are to be made to such personnel. Such books and records relating thereto will be deemed property of the broker-dealer and will be available for inspection by the Commission and any SRO of which the broker-dealer is a member.

In addition, the broker-dealer will retain the traditional rights of an employer, including the right to hire, set compensation for, terminate, discipline, and reassign personnel of the broker-dealer who have been placed on TotalSource's payroll.

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[1] TotalSource's situation differs from the one where a registered representative proposes to establish a corporation or other entity that, among other things, is to receive the representative's commission from the broker-dealer. Such an entity would be considered an "Employee Owned Corporation." TotalSource notes that gross payroll will include, among other components, commissions earned by registered representatives. TotalSource understands from its discussions with the Staff that this representation does not mean that broker-dealer commissions will not comprise a portion of the gross payroll upon which TotalSource's fee may be calculated.

The broker-dealer will retain the responsibility for supervision and control with regard to the employees' performance of their securities duties, and the same individuals will continue in their capacity as registered representatives of the broker-dealer after the contract between TotalSource and the broker-dealer is executed. Similarly, the broker-dealer will be responsible for registration and training of the employees with regard to any regulated function. Each employee of the broker-dealer will continue to be hold out to the public as the broker-dealer's registered representative and agent in effecting securities transactions. The broker-dealer will be liable for the acts or omissions of each employee after the agreement between TotalSource and the broker-dealer is entered into, to the same extent that it had been liable prior to execution of such agreement. In such regard, each employee of the broker-dealer, as well as the broker-dealer, will be subject to the same administrative jurisdiction of the Commission and of other relevant regulatory authorities and SROs both before as well as after entering into such agreement.

In any promotional materials that TotalSource distributes, TotalSource will not in any way distribute promotional advertisements related to brokerage services. In any promotional activities, TotalSource will mention that it offers professional employer services, but will in no way mention that it is engaged in any brokerage services. In addition, TotalSource will not identify or endorse any broker-dealer in its promotional materials.

A PEO such as TotalSource possesses neither the expertise nor the desire to manage its clients' businesses. Thus, TotalSource will not presume to tell a brokerage firm how to transact its business or attempt to exercise any influence or control with respect to the broker-dealer's conduct of its business.

Analysis

Section 3(a)(4) of the Exchange Act defines the term "broker," in relevant part, as "any person engaged in the business of effecting transactions in securities for the account of others." Section 3(a)(5) of the Exchange Act defines the term "dealer," in relevant part, as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise."

Based upon the facts set forth above, we are of the view that TotalSource does not become a broker-dealer by entering into a contract with a broker-dealer to provide the professional employer services described herein. As noted above, the staff has adopted this position in a number of prior no-action letters.

Consistent with the foregoing, we respectfully request that the Division of Trading and Markets advise TotalSource that it will not recommend to the Commission that it take any enforcement action under Section 15(a) of the Exchange Act if TotalSource carries out the professional employer services described above without registering with the Commission as a broker-dealer.

If you believe that the staff of the Division cannot issue a letter in accordance with this request based upon the facts specified above, we respectfully request that you contact the undersigned at (212) 373-3124 or, in my absence, Richard S. Borisoff at (212) 373-3153, so that we may discuss your concerns.

Enclosed please find seven additional copies of this letter for your use. Please stamp one of the enclosed copies of this letter to acknowledge receipt of this submission and return the same in the self-addressed stamped envelope provided for that purpose. Thank you for your consideration of this matter.

Sincerely,



David S. Huntington

cc. Daniel A. Zaccardo, Esq.
Staff Vice President and General Counsel
(Employer Service Division)
Automatic Data Processing, Inc.
William F. Cueto, Esq.
Division Counsel and DVP Legal Affairs
ADP TotalSource, Inc.
Lisse Kravetz, Esq.
Assistant Division Counsel
ADP TotalSource, Inc.
Brian Bussey, Esq.
Assistant Chief Counsel
Division of Trading and Markets
Securities and Exchange Commission
Darren Vieira, Esq.
Attorney-Advisor
Division of Trading and Markets
Securities and Exchange Commission

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

FROM: Ignacio Sandoval
Office of Chief Counsel
Division of Trading and Markets

RE: Recent Letters

DATE: December 6, 2007

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5662, if you have any questions. Thank you.

Enclosure

ADP Total Source – No-action relief regarding Exchange Act Sections 15(a) and (b)

END